[CARDINAL ETHANOL, LLC LETTERHEAD]
April 26, 2006
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Cardinal Ethanol, LLC
Registration Statement on Form SB-2
Filed February 10, 2006
File No. 333-131749
Dear Mr. Spirgel:
We are in receipt of your letter dated March 8, 2006 providing comments on our registration statement on Form SB-2 as filed on February 10, 2006. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. In addition, we are enclosing a marked Pre-effective Amendment No. 1 to Form SB-2, which includes the revisions made pursuant to your comments, as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.
General
1. Please update your financial statements in accordance with Item 310(g) of Regulation S-B.
RESPONSE: Pursuant to Item 310 of Regulation S-B, we have included our unaudited financial statements for the interim period ending December 31, 2005.
2. We note that Fagen has been involved in designing and building a significant number of ethanol plants, as described in number of registration statements. In addition, the terms of these transactions are similar and you state in your risk factor section that Fagen has been involved in substantially all material aspects of your formation, capital formation and operations to date. Please provide your analysis in your response letter regarding why Fagen should not be considered a “promoter,” as defined in Rule 405 of Regulation C.

April 26, 2006

RESPONSE: Upon review of the definition of promoter as set forth in Rule 405 of Regulation C, we do not believe it is accurate to describe Fagen, Inc., as a promoter because Fagen, Inc., has not, directly or indirectly, taken the initiative in founding and organizing our business nor has it received any consideration in exchange for services related to the founding and organizing of our business. Although Fagen, Inc. has provided guidance with site selection and analysis, and provided referrals to permitting specialists and railroad consultants (See our response to Comment 19 below), our board of directors, along with our seed capital investors, are directly responsible for founding and organizing our business. Therefore, we believe that our exclusion of Fagen, Inc. as a promoter is accurate.
Prospectus Cover Page
3. Qualify your estimate of the total project is subject to significant increase if construction costs increase after September 2005.
RESPONSE: Please note that our budget contains a construction contingency of $8,388,000 which reflects the potential of increased construction costs. It is unknown whether that amount will offset any increased price. We have revised the prospectus cover page to include this disclosure.
4. We note your disclosure in the first sentence of the third paragraph regarding when the offering will end but please also disclose the other circumstances that will cause the offering to end.
RESPONSE: The prospectus has been revised as suggested.
5. Please refer to Section II(A)(3)(a) of Release No. 33-6900 (June 17, 1991) and consider including the most significant risks. For example, where you disclose in bold that these are “speculative securities and involve a significant degree of risk,” please consider disclosing that an investment in these securities will constitute an investment in an illiquid security since no public or other market for the units now exists or is expected to develop.
RESPONSE: The prospectus has been revised as suggested.
Prospectus Summary, page 3
6. We note your disclosure that you intend to build the ethanol plant in east central Indiana or west central Ohio. Please briefly explain how you will decide which state to build your plant and the expected timing for this decision. Please also briefly address the importance of this decision and how this could impact the manner in which you sell the units. For example, do you

April 26, 2006

anticipate that most of your potential investors will live in the area where you will build the ethanol plant.
RESPONSE: On March 13, 2006, the board of directors of Cardinal Ethanol, LLC selected the Harrisville, Indiana site (Randolph County) as its proposed primary plant site, the Farmland, Indiana site (Randolph County) as its secondary proposed site and the Dunkirk, Indiana site (Jay County) as its third alternative site. In addition, the board of directors determined that Cardinal Ethanol would no longer pursue locating the plant in Ohio. Therefore, we have removed all references regarding the possible location of the plant in Ohio. Because of the local nature of the company and potential for investors from the local community surrounding a proposed plant site, an investor may place importance on the geographic location of the plant. As such, we believe it is important that investors are aware that the board retains discretion to determine the final location of the plant and that the plant may not be built in the investor’s local community or at any proposed plant site location.
7. Rather than merely stating that the letter of intent with Fagen “provides for an adjustment to the construction price in certain circumstances” and referring to the description in the business section, please briefly disclose in this section, as you do in the risk factor at the bottom of page 10, how your construction costs could increase significantly. In addition, in light of the recent trend of increased construction costs, it would seem that increasing construction costs may be a reasonably known trend that is more than likely going to increase your estimate of constructing the plant. If you agree, revise throughout your prospectus to reflect the likelihood that your construction price will increase and quantify to the extent possible.
RESPONSE: We have revised the prospectus to provide more detailed disclosure in the Prospectus Summary as to how our construction costs may increase. Please note our response to Comment 3, in which we discuss our inclusion of a construction contingency of $8,388,000, in our budget. We disclose in numerous places throughout the prospectus our construction contingency allowance and that we do not know whether the contingency will be sufficient to offset any increased price.
8. We note that you intend to register the offering only with the Florida, Georgia, Illinois, Indiana, Kentucky, Michigan, Ohio and Tennessee state securities regulatory bodies. Prior to requesting effectiveness, please update us as to the status of your registration with these, or any other, state securities regulatory bodies.
RESPONSE: We filed our registration statements with the states of Florida, Georgia, Illinois, Indiana, Kentucky, Michigan, Ohio and Tennessee on March 7,

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2006. The following is a summary of the status of review of Form SB-2 by the securities departments of the foregoing states:
Florida: Florida has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.
Georgia: Georgia has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.
Illinois: Illinois has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.
Indiana: We have received comments from the state of Indiana and have included a copy of the comments and our responses.
Kentucky: We have received comments from the state of Kentucky and have included a copy of the comments. We will provide a copy of our responses after opportunity to review and respond.
Michigan: We are waiting to receive comments from Michigan. We will provide a copy of Michigan’s comments as soon as they are available.
Ohio: We have received comments from the state of Ohio and have included a copy of the comments and our responses.
Tennessee: We have received comments from the state of Tennessee and have included a copy of the comments. We will provide a copy of our responses after opportunity to review and respond.
We will continue to update you as to the status of our registrations
Risk Factors, page 6
9. If not full time, disclose in the second risk factor and in the risk factor entitled “[o]ur directors and officers have other business and management responsibilities...” on page 20 the number of hours per week your officers and directors will contribute to company business. Provide similar disclosure for each officer in the Directors, Executive Officers, Promoters and Control Persons section.
RESPONSE: The prospectus has been revised as suggested.

April 26, 2006

Management’s Discussion and Analysis and Plant of Operation, page 25
10. Disclose when in the offering process (during?, after the minimum is achieved? or at the conclusion of the offering?) do you expect to choose a specific site for the construction of your plant.
RESPONSE: Please refer to our response to Comment 6 above.
Liquidity and Capital Resources, page 29
Bond Financing, page 30
11. To the extent possible, please describe in greater detail the potential $10 million in unsecured debt or bond financing that you are discussing with Randolph County, Indiana. For example would the bond financing be an issuance of tax-free municipal bonds by the county? Clarify whether this financing is contingent upon the ethanol plant being built nearby. Also, in the summary you refer to the possibility of tax increment financing. Please describe what this is and how you may receive this type of financing.
RESPONSE: The prospectus has been revised as suggested.
Critical Accounting Estimates, page 31
12. Clarify why “it is at least reasonably possible that” your offering costs “may change in the near term.”
RESPONSE: The prospectus has been revised as suggested.
Estimated Sources of Funds, page 32
13. Please disclose the reason(s) why you decided to obtain debt financing to complete the project rather than attempt in this offering to raise the total amount needed.
RESPONSE: The prospectus has been revised as suggested.
Industry Overview, page 34
14. Please provide us with marked copies of all of the market studies to which you reference throughout the prospectus. We assume that all referenced reports are generally available at no charge or for a de minimis payment. Please confirm.

April 26, 2006

RESPONSE: We are enclosing the market studies requested. Any statements not adopted as our own are based upon information publicly available without cost or at nominal expense.
15. Under “Our Primary Competition,” please identify the regional entities recently formed, or in the process of formation, that are of similar size and resources and with which you intend to compete. Please also identify the ethanol plants in Indiana, particularly in the areas where you have options to purchase land, and in Ohio, that may be potential competitors. Indicate the primary methods of competition within the markets where you intend to operate and discuss any known barriers to entry. See Item 101(b)(4) of Regulation S-B.
RESPONSE: The prospectus has been revised as suggested.
Description of Business, page 42
16. Please disclose your website address. See Item 101(c)(3) of Regulation S-B.
RESPONSE: The prospectus has been revised as suggested.
17. Please include a discussion of your officers and governors’ prior experience building, operating and managing ethanol plants and engaging in the marketing, sale and distribution of ethanol, dried distillers grains and raw carbon dioxide gas.
RESPONSE: The prospectus has been revised as suggested.
18. Under “Design-Build Team” on page 55, disclose the number of ethanol Fagen, Inc. and ICM are currently working on or will be working on when you commence your project.
RESEPONSE: Based upon publicly available information, we have revised the prospectus to disclose the estimated number of ethanol plants that are currently being designed and constructed by Fagen, Inc. and ICM, Inc. We emphasize in our disclosure that this estimate is compiled strictly from public information sources and it is very likely that the actual number varies, perhaps even significantly, from the number estimated in the prospectus but that this information is unavailable to us and is considered by Fagen, Inc., and ICM, Inc., to be proprietary business information. We have addressed the risks associated with the number of projects Fagen and ICM may be working on throughout the prospectus and most specifically in the new risk factor added entitled, “Risks Related to Construction of the Ethanol Plant.”
19. Clarify what third party relationships (e.g. rail consultants) have been recommended by

April 26, 2006

Fagen and whether is has received any consideration, directly or indirectly, for doing so.
RESPONSE: We are enclosing a copy of the list of third party consultants provided to Cardinal Ethanol by Fagen, Inc. for your review and have highlighted any such consultants which were retained by the Cardinal Ethanol. In addition, Fagen, Inc. advised us to purchase “2005 Fuel Ethanol Industry Directory” published by BBI International, Inc., available for purchase http://store.bbibiofuels.com/. The Directory contains a comprehensive list of industry suppliers, producers, researchers and government agencies for the ethanol industry. To our knowledge, Fagen, Inc. has not received any compensation, directly or indirectly, for our engagement of any of the third party consultants named in the list provided to us by Fagen or named in the Directory. Where appropriate, we have revised our prospectus to disclose the recommendation of a consultant by Fagen, Inc.
Directors, Executive Officers, Promoters and Control Persons, page 60
20. The disclosure required by Item 401 of Regulation S-B should address the full business description for each of your directors and officers for the past five years. For example, disclose the date that Mr. Schwieterman became president of McCrate DeLaet and Co. and briefly disclose the nature of the company’s business. As another example, disclose the date that Mr. Herlyn joined Land O’Lakes Purina Feed, LLC.
RESPONSE: The prospectus has been revised as suggested.
21. We note that any member purchasing 400 units or more in this offering is entitled to appoint a director to the board. We also note that the minimum number of directors is set to 35. However, we note that mathematical possibility that 22 – 41 additional directors may be appointed (22-41 people buying 400 units each) if either the minimum or maximum number of units are sold. Indicate whether these scenarios are so remote that this is not a concern or discuss what corporate governance steps will be taken if these scenarios develop.
RESPONSE: Our operating agreement provides that our initial board of directors will be comprised of no fewer than 12 and no more than 35 members. We presently have 24 directors on our initial board of directors. In order to exceed the maximum number of initial directors, 11 additional directors must be appointed to the board by any member purchasing 400 units or more in this offering. To acquire this right of appointment, an investor must invest a minimum $2 million (400 units at $5,000 per unit). We believe that there is only a very remote possibility that our offering will have more than 11 investors who invest $2 million in this offering. Therefore, we believe our current disclosure is

April 26, 2006

sufficient.
Security Ownership of Certain Beneficial Owners and Management, page 66
22. Please disclose the beneficial ownership of your officers and directors as a group. See Item 403(b) of Regulation S-B.
RESPONSE: The chart titled “Units Beneficially Owned by Directors and Officers” has been revised to reflect the aggregate beneficial ownership of our directors and officers in the “Total” row at the bottom of the chart.
Plan of Distribution, page 68
23. We note that your directors and officers will be allowed to purchase units in this offering. Please tell us in your response letter whether there are any known plans for these persons to purchase units, and if so, in what amounts.
RESPONSE: At this time there are no known plans for any director or officer to purchase units in this offering.
24. Clarify whether interest accrues on unpaid amounts in connection with the promissory notes from the date of the subscription or from the date repayment is due.
RESPONSE: The prospectus has been revised as suggested.
25. Provide us with copies of all promotional and sales material that will be used in conjunction with this offering.
RESPONSE: We have not yet prepared promotional or sales materials. We will provide copies to you upon their completion.
Federal Income Tax Consequences of Owning Our Units, page 78
26. Revise your introductory paragraph to make clear that counsel’s opinion covers all material tax consequences to investors stemming from the company being treated as a partnership for tax purposes.
RESPONSE: Our tax counsel is limited to the Company’s classification and treatment as a partnership for federal income tax purposes. All other material federal income tax consequences discussed in the prospectus are not included in the tax opinion but are provided solely to assist investors in understanding the tax

April 26, 2006

implications of the Company’s classification and treatment as a partnership for federal income tax purposes.
Additional Information, page 87
27. Please note the Commission’s new address:
100 F Street, NE
Washington, DC 20549
RESPONSE: Our prospectus has been revised as suggested.
Item 27. Exhibits
28. The legality opinion filed as exhibit 5.1 has not been signed. Please file an executed opinion. In addition, revise the legality opinion to indicate that the opinion opines upon Indiana law, including the statutory provisions, all applicable provisions of the Indiana Constitution and all reported judicial decisions interpreting those laws.
RESPONSE: We will file a revised executed legal opinion as of the date of effectiveness.
29. The first paragraph of the tax opinion filed as exhibit 8.1 refers to another company. Please revise. In addition, the tax opinion has not been signed. Please file an executed opinion.
RESPONSE: Exhibit 8.1 has been revised as suggested. We will file an executed tax opinion as of the date of effectiveness.
Additional Changes and Updates by the Registrant
We would like to direct the Commission’s attention to additional updates and changes to Pre-Effective Amendment No. 1 to our registration statement on Form SB-2 as follows:
We have updated the Renewable Fuels Association chart showing planned and operational ethanol plants in the section of our prospectus entitled “INDUSTRY OVERVIEW – Our Primary Competition.” We have also included numerous updates to industry information to inform investors of recent developments in the industry.
We have revised the prospectus to replace some of the maps and charts in the

April 26, 2006

prospectus.
As a result of updating our financial statements to cover our first fiscal quarter ending December 31, 2005, we have made several modifications to our disclosures throughout the prospectus corresponding to the updated financial information.
We have described additional real estate options obtained for possible plant sites.
We have included the following additional material contracts as exhibits with this Pre-Effective Amendment No. 1 and have revised our prospectus to include disclosures of these contracts where appropriate:
•	Exhibit 10.13 is the Real Estate Option Agreement dated March 22, 2006 between Douglas R. and Mary E. Stafford and Cardinal Ethanol, LLC Exhibit 10.14 is the Real Estate Option Agreement dated March 22, 2006 between Nelson E. Bateman and Cardinal Ethanol, LLC.

•	Exhibit 10.15 is the Consulting Agreement dated March 27, 2006 between Cardinal Ethanol, LLC and Above Zero Media, LLC.

•	Exhibit 10.16 is the Project Development Fee Agreement dated April 21, 2006 between Cardinal Ethanol, LLC and Troy Prescott.
We are filing an Amended Form of Subscription Agreement, which has been revised to pursuant to comments by the Ohio Division of Securities, as replacement exhibit 4.2 with this Pre-Effective Amendment No. 1. We have revised our prospectus to include disclosures concerning the amended form of subscription agreement where appropriate.
We are also filing the Escrow Agreement dated April 21, 2006 between Cardinal Ethanol, LLC and First Merchants Trust Company, N.A. as replacement exhibit 4.3 with this Pre-Effective Amendment No. 1. We have revised our prospectus to include disclosures concerning the escrow agreement where appropriate.
Revisions in Response to Comment Letter from Indiana
In response to comments received from the Securities Division of the Secretary of State of the State of Indiana, we have made revisions to the SB-2 as set forth in our response letter to the Securities Division of the Secretary of State of the State of Indiana dated April 26, 2006.

April 26, 2006

Revisions in Response to Comment Letter from Ohio
In response to comments received from the Ohio Division of Securities, we have made revisions to the SB-2 as set forth in our response letter to the Ohio Division of Securities dated April 26, 2006.
Other Non-Substantive Revisions
In addition to the above-described updates, we also made numerous minor formatting, grammar-related, and/or typographical revisions, none of which altered the substance of our registration statement.
Sincerely,
/s/ Troy Prescott
Troy Prescott
TP:arp
Enclosures